                                                                    Exhibit 20.1

[LOGO OF US DIGITAL COMMUNICATIONS APPEARS HERE]

FOR IMMEDIATE RELEASE:

Contacts:   FINANCIAL COMMUNITY                          PRESS
            DIANE PERRY           ROBERT J. WUSSLER      ROBIN BAKER
            Shandwick             USDI                   Shandwick
            212-591-9767          301-591-1540           202-383-9713

                   US DIGITAL COMMUNICATIONS, INC. ANNOUNCES
                             THIRD QUARTER RESULTS

WASHINGTON, D.C., DECEMBER 11, 1998 -- US DIGITAL COMMUNICATIONS INC. (OTC BB:
USDI), (the "Company"), today reported consolidated financial results for its third quarter and nine months ended September 30, 1998.

Third quarter net sales in 1998 increased 87.5% from the prior year period to $267,552 with a net loss of $2.7 million, or $0.27 per share. This compared to net sales of $142,685 and a net loss of $1.1 million, or $0.07 per share in the third quarter a year ago. The increase in the Company's 1998 quarterly revenues resulted from inclusion of a longer selling period as well as increased marketing efforts in the 1998 period.

For the nine months ended September 30, 1998, net sales were $793,709,   an
increase of over 500% from the prior year period, with a net loss of $4.9 million or $0.50 per share, compared to net sales of $142,685 and a net loss of $3.6 million, or $0.22 per share a year ago. The increase in sales primarily reflects the inclusion of nine months of sales for its Skysite unit in 1998 and approximately one month for 1997. Skysite was acquired by the Company on August 26, 1997.

Robert J. Wussler, Chairman of the Board for USDI, commented on the third quarter results, "We are encouraged by the increasing revenues for the quarter and the year to date, particularly as we have implemented a thorough restructuring of the Company over the past year. We have assembled an extremely talented, experienced and motivated management team as well as the ability to offer a broad spectrum of communications products and services not previously within the Company's capabilities. These changes have occurred as planned, and we are now positioned, with our corporate partners, to take full advantage of the many market opportunities now open to us."

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

ABOUT US DIGITAL COMMUNICATIONS INC.

US Digital Communications Inc. is a telecommunications company that specializes in technologies for corporate and consumer applications. US Digital Communication's wholly-owned INSAT subsidiary was created to market and distribute a full range of telecommunications services through its Project 77 Corp. and Skysite Communications Corp. subsidiaries. INSAT is headquartered in Washington, D.C., at 1575 Eye Street, N.W. US Digital maintains offices in Burbank, California and Washington, D.C., under the leadership of Robert J. Wussler, Chairman of the Board.

This press release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated herein, including the occurrence of unanticipated events or circumstances relating to the fact that USDI is in a highly competitive industry subject to rapid technological, product and price changes. Other factors include the possibility that demand for the company's products may not occur or continue at sufficient levels, changing global economic and competitive conditions, technological and other risks, costs and delays associated with the start-up and operation of major capital projects and corporate restructurings, changing governmental regulations and other risks and uncertainties, including those detailed in the company's filings with the Securities and Exchange Commission. USDI undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                               (Table to Follow)

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

                         US DIGITAL COMMUNICATIONS INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (unaudited)

                                                        THREE MONTHS ENDED             NINE MONTHS ENDED
                                                      9/30/98         9/30/97        9/30/98        9/30/97
                                                      -------         -------        -------        -------
Net Sales                                          $   267,552    $   142,685    $   793,709    $   142,685
Cost of Sales                                          205,451        127,102        579,737        127,102
                                                   -----------    -----------    -----------    -----------
Gross Profit                                            62,101         15,583        213,972         15,583
Operating expenses:
  Sales and marketing                                  423,986         39,414        813,410         39,414
  General and administrative                         2,338,202        586,326      4,047,936      2,291,888
  Stock option compensation                                  0        426,462        353,575      1,134,022
                                                   -----------    -----------    -----------    -----------
    Total operating expenses                         2,762,188      1,052,202      5,214,921      3,465,324
                                                   -----------    -----------    -----------    -----------
Loss from operations                                (2,700,087)    (1,036,619)    (5,000,949)    (3,449,741)
                                                   -----------    -----------    -----------    -----------
    Total other income (expense), net                   15,461        (34,558)       102,958       (181,159)
                                                   -----------    -----------    -----------    -----------
Net loss                                           $(2,684,626)   $(1,071,177)   $(4,897,991)   $(3,630,900)
                                                   -----------    -----------    -----------    -----------
Dividends on preferred stock                        (1,688,535)      (420,369)    (3,194,650)    (1,239,162)
                                                   -----------    -----------    -----------    -----------
Net loss available to common stockholders          $(4,373,161)   $(1,491,546)   $(8,092,641)   $(4,870,062)
                                                   ===========    ===========    ===========    ===========
Net loss per common share:
  Basic                                                 $(0.27)        $(0.07)        $(0.50)        $(0.22)
                                                   ===========    ===========    ===========    ===========
  Diluted                                               $(0.27)        $(0.07)        $(0.50)        $(0.22)
                                                   ===========    ===========    ===========    ===========
Weighted average shares of
  common stock outstanding                          15,914,637     21,904,079     16,311,875     22,097,082
                                                   ===========    ===========    ===========    ===========
                                                              ####

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